Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Phosphate Resource Partners Limited Partnership
Subject Company's Exchange Act File No: 1-9164

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; and the prices of raw materials. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC Global filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        IMC Global has filed a Registration Statement on Form S-4 with the SEC, containing a preliminary proxy statement/prospectus and other relevant documents regarding the proposed PLP merger transaction. PLP unitholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information relating to IMC Global, PLP and the proposed merger. PLP unitholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the documents filed with the SEC by IMC Global that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com. Documents filed with the SEC by PLP may be obtained, free of charge, by directing a request to Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 19, 2004.

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IMC GLOBAL
Moderator: David Prichard
May 4, 2004/10:00 a.m. CST

IMC GLOBAL

May 4, 2004
10:00 a.m. CST

Coordinator	Good morning and thank you for holding. All participants will be able to listen only until today's question and answer session. This conference is being recorded. If you have any objections, please disconnect at this time. I'm now turning the call over to Mr. David Prichard. Sir, you may begin.
D. Prichard
Thank you, and good morning, everyone. We're pleased to have you with us. I'm Dave Prichard with IMC Global and I'll be your moderator for this morning's conference call. This is regarding our 2004 first quarter results issued earlier today. I'm joined by Doug Pertz, our Chairman and CEO, Reid Porter, Executive Vice President and Chief Financial Officer, Steve Hoffman, Senior Vice President and President of IMC sales and marketing, and Bob Qualls, our Vice President and Controller. If you haven't received or seen our results press release in the tables, you can call my assistant, Vicky Bunker, at 847-739-1817 and the materials will be sent to you right away. As you know, they're also available on first call and at our Web site, IMCglobal.com.

Finally, this conference call will be accessible on a replay format through Friday evening, May 14th. That phone number is 402-220-3903. It's also available as an audio Web cast accessible through our company's Web site.

As is our custom, we planned some opening comments before turning to your questions. First, Reid Porter, who will discuss our financial results for the quarter. He will be followed by Doug Pertz who will discuss operating highlights, key corporate develops and the overall outlook. As a reminder, this conference call will contain forward-looking statements that involve risks and uncertainties. Those statements are based on current expectations, and actual results may differ materially.

This communication is not a solicitation of a proxy from any security holder of IMC Global Inc, Cargill Incorporated or Phosphate Resource Partners limited partnership. Global Nutrition Solutions Inc. has filed a registration statement on form S4 with the SCC that contains a preliminary proxy statement prospectus regarding the proposed transaction between IMC and Cargill, and IMC Global has filed a registration statement on form S4 for the SCC that contains a preliminary proxy statement and prospectus regarding the proposed transaction between IMC and PLP. Stockholders and PLP unit holders are urged to read the applicable definitive proxy statement prospectus when it becomes available because it will contain important information.

Stockholders and PLP unit holders will be able to obtain a free copy of the applicable definitive proxy statement prospectus, as well as other filings containing information about Cargill, IMC and PLP without charge at the SCC's Internet site at www.scc.gov. For a complete version of the non-solicitation language, please refer to the IMC first quarter earnings release that was distributed this morning.
At this time, I am pleased to turn the call over to our Executive Vice President and CFO, Reid Porter.
R. Porter
Thanks, Dave, for the cautionary information, and good morning, everyone. As usual, I'll first comment consolidated results, then discuss our PhosFeed and Potash business segment performances, then turn to the balance sheet and end with brief comments on transactions we have recently completed or that are underway.

Given by strong crop nutrient crises, IMC Global, earlier today, earlier today, reported significantly improved earnings from continuing operations of $11.6 million, or $0.08 per diluted share, for the quarter ended March 31, 2004, compared with a loss from continuing operations of $31.7 million or $0.28 per diluted share in the prior year. Including a loss from discontinued operations of $2.4 million or $0.02 per diluted share in this year's first quarter, the company reported first quarter net earnings of $9.2 million or $0.06 per diluted share, versus a net loss in the first quarter of 2003 after the cumulative effect of a change in accounting principle of $0.32 per share.

This year's first quarter earnings per share includes the impact of $2.6 million, or $0.02 per share, associated with dividends from the company's mandatory convertible preferred shares. Simply put, earnings per share on our two primary GAAP measures increased $0.36 and $0.38 per share on a year over year basis.

Gross margins more than doubled to $78.8 million in the quarter, while operating earnings more than quadrupled to $62 million, reflecting solid performances from our core crop nutrient businesses. Our stronger first quarter results from continuing operations were driven by much improved phosphate prices, as well as Potash prices, partially impacted by continued year over year increases in ammonia, natural gas and sulfur raw material costs. Revenues increased 6% versus the prior year quarter to $584 million, phosphate prices jumped 31% and Potash prices increased 4%. Potash volumes improved 6%, offset by a 16% decline in phosphate shipments. Florida ammonia, Louisiana natural gas and sulfur costs increased 49%, 32% and 11% respectively versus the prior year.
However, the headline event of the quarter clearly was the major improvement in average ... phosphate realizations of $45 per short ton, again, up 31%.

SG&A expenses of $16.8 million decreased 8% versus the prior year, primarily due to the absence of spending in 2003 relating to the company's organizational restructuring program. Below the operating earnings line, the quarter's results reflect a non-tax, pre-tax gain of $4.6 million or $0.02 per share from a weaker Canadian dollar. It also includes an after minority interest and after tax loss of $700,000, or $0.01 per diluted share from a provision for the proposed settlement of two Pensacola, Florida class action lawsuits and an after-tax loss of one million or one cent a share for expenses incurred in connection with the proposed combination of IMC Global and Cargill crop nutrition.

A brief reminder about the foreign currency item. As previously stated, the company fully hedges Canadian dollar cash transactions and hedge gains and losses are recorded in IMC Potash's gross margin. But IMC Global does not hedge against non-cash, U.S. dollar denominated receivable translation risk in the Potash business.

With regard to the proposed Pensacola class action suit, the other expense line of $8.8 million includes a charge for the proposed Pensacola settlement, representing IMC's share of purported damages at a super... site. This is a PLP item as the case relates to a former Agrico Company fertilizer plant that is a PLP legacy asset. Following treatment for the minority interest and net of legal reserves, the bottom line impact to IMC Global is about one cent per diluted share, as our recent 8K disclosed.

IMC's effective tax rate for the quarter was 39.7%, versus an effective tax rate of 32% a year ago. The increase in the effective rates reflects the impact of an IRS notice which has the effect of eliminating the company's ability to utilize foreign tax credits beginning this year. While we believe there are structural changes available which could mitigate this adverse impact, we have suspended our study on the potential restructure in light of the proposed merger with Cargill.

Now turning to business segment performance, IMC PhosFeed net sales of $363 million increased slightly compared to last year, as higher selling prices more than offset lower volumes. Total concentrated phosphate shipments of about $1.4 million short tons decreased 16%, versus the prior year level of about 1.6 million short tons. Export revenue rose 21% versus 2003, primarily due to increased sales in Australia, Thailand and China. Domestic revenues decreased 9% as the company chose not to participate in lower priced winter fill programs.

The average price realization for GAAP was $188 per short ton in the first quarter. This was $45, or 31% higher than the prior year's level of $143, and was $29 per short ton or 18% greater than the fourth quarter of 2003.

First quarter PhosFeed gross margins of $18.4 million improved sharply from gross margin losses of $14.8 million in 2003's first quarter, and from gross margins of $5.8 million in the fourth quarter of 2003. A $33 million year over year gross margin improvement was mainly the result of price increases totaling $55 million for the quarter versus prior year, offset by ammonia, natural gas and sulfur cost increases totaling $23 million versus the prior year.

About 30% of our Louisiana concentrated phosphate output continued to be idle in the quarter, an operating rate expected to be maintained indefinitely, until market conditions show sufficient and sustained improvement.

Turning to Potash, first quarter net sales increased 12% to $239.6 million, versus last year's $214.2 million, due to stronger sales volumes and selling prices. Total sales volumes of approximately 2.3 million short tons increased 6% versus approximately 2.2 million tons a year ago. Domestic revenues improved 26% as stronger prices spurred customer orders. Export revenues fell 17% as higher prices were more than offset by increased freight rates, and the unfavorable comparison to last year's first quarter, which included higher volume associated with a retroactive... allocation increase to 37%.

The average selling price, including all of our products, was $77 per short ton, the highest level since the second quarter of 2001, compared to $74 per short ton in the prior year. A 14% increase in domestic prices where IMC sells about two thirds... tons, more than offset a 10% decline in export pricing.

While PhosChem primarily sell FOB, Canpotex sells CNF and Potash export netbacks were hurt by higher... trade. As Doug will discuss, Canpotex has been raising prices, and we expect export netbacks to recover. First quarter IMC Potash gross margins is $65.2 million, increased 18% versus prior year, due to the improved prices. Production volumes rose 12% to meet strong customer demand.
Doug will provide additional analysis and perspective on both the first quarter performance and the outlook for our PhosFeed and Potash businesses for the balance of '04.

Turning to the balance sheet, the company ended the first quarter of 2004 with its main bank revolver undrawn except for letters of credit which left revolver availability at the end of the quarter at $130 million. Additionally, we had borrowed only $5 million against our Potash working capital facility, which remains largely undrawn. In March, the company received unanimous bank approval for a recalibration of its financial covenant ratios for the balance of this year, and approval to repay the remaining $10 million January '05 notes at maturity. The date to refinance the remaining $27 million in '05 notes was extended to March, 2005.

Working capital continued to be held in relatively tight check. Receivables were only slightly higher year over year, and days receivables were in line with last year. A $42 million year over year increase in inventory came from higher DAP and phosphate rock inventories. DAP inventories remained well below five year averages, but were 73,000 tons above prior year.

Both capital expenditures of $23.6 million in the first quarter of 2004 were unchanged from $23.7 million a year earlier. Depreciation, depletion and amortization expenses were $45.5 million for the quarter.

Finally, during the first quarter, I'm pleased to report the company finally completed the sale of it's remaining discontinued IMC Chemical operating entities, which included a soda ash and boron chemicals operation in Searles Valley, California, and a specialty borates plate in Italy. As previously disclosed, IMC Global has retained a 19.9 equity interest in these chemical entities. With this transaction, IMC Global has completed the disposition of all remaining discontinued operations and can focus full attention on our core businesses.

A loss of $2.4 million on... was recorded in the quarter, which largely represents poorer performance than planned by the sold entities between year end 2003 and the March 19th sale. On March 19th, IMC and PLP announced the signing of a definitive agreement to merge PLP into a subsidiary of IMC. Pursuant to the merger, each publicly traded PLP unit would be converted into the right to receive .2 shares of IMC common stock. Alpine Capital and the Anne T. and Robert M. Bass Foundation, collectively the largest public holders of PLP units with 61% of the public float, have agreed to support such a transaction. We anticipate a summer 2004 closing of this transaction which requires, among other things, necessary regulatory approvals and the approval by the partners of PLP.
Doug will comment on the status of the IMC Global and Cargill crop nutrition proposed combination which we anticipate to close this summer as well. I'll now turn the discussion over to Doug.
D. Pertz
Thanks, Reid, and good morning to all. Our first quarter results provide IMC and the phosphate industry with a solid and promising start for a much stronger 2004. As the overall agricultural industry continues to recover, supported by cycle high grain prices, there are strong and definitive signs that the fertilizer industry has rebounded from its lengthy down cycle. Even as the nitrogen market is tempering, demand and prices for IMC's nutrients, Potash and phosphates, are experiencing continued strong improvements in their fundamentals.

As indicated by this significantly improved results in the first quarter, IMC is well positioned to capitalized on this expected cycle recovery with our large, low cost leverage in phosphates, and our low cost, market-leading Potash position.

Our earnings of $0.08 per share from continuing operations was double the analysts' consensus estimate and the best operating results we've seen for many quarters thanks to strong performances from both our core businesses. Improved earnings were heavily driven by improved pricing, but results were also tempered by spiking ammonia raw material costs that have since dropped dramatically, and also by Potash price realizations that were lower in the quarter than pricing projected for the second quarter and the rest of this year. Earnings from continuing operations in the quarter were positively impacted by $0.02 by non-cash Canadian dollar FX gains, but negatively impacted by a total of $0.03 due to a one time litigation settlement expense, .... related expenses, and an increase tax rate versus expectations.

Reid has thoroughly reviewed our overall and individual segment results, as well as other financial results. As usual, I'd like to offer some additional context. The quarters main headline, among many other notable results, was the strong year over year and sequential improvement in our diammonium phosphate or DAP pricing and realizations to $188 per short ton, the highest quarterly level in years. This was a $45 per ton improvement versus prior year, and a $29 improvement versus 2003, fourth quarter.

Importantly, both domestic and export realizations increase by the same 31%, improving the global marketplace balance to support a continued recovery. Pricing has also remained within an approximate 5% of its peak level during its first four months of this year, even with a dramatic reduction in ammonia raw material cost in the last 60 days.

Despite significantly higher raw material costs, predominantly in... over the first quarter, our first quarter performance was marked by a dramatic $33 million improvement in PhosFeed margins versus prior year, to a positive $18 million margin. This was a tripling of margins from the fourth quarter of 2003, and this improvement was despite reduction in volumes, which we'll touch on later. The strength we saw on DAP pricing in the fourth quarter clearly remained throughout the first quarter, ... export spot price stayed in a narrow range of nearly $210 to $220 per metric ton for most of the quarter.

Ammonia cost rose to a peak in late January of $325 per metric ton, but then collapsed by more than $100 per ton, or almost $20 per DAP cost per ton by the end of the quarter, with further erosion of more than $35 per ton occurring in April, down to the mid-$180 per metric ton range. The result was positive improving Phosphate margins, both cash and... margins, throughout the quarter, with strong momentum continuing into the second quarter.

Our cash margins in the quarter were well within the range of analysts' projections, varying primarily based on price realizations and a lag in raw material cost changes. PhosFeed sales volume decline in the quarter was predominantly in the U.S. as the export reduction was primarily the result of Phos... allocations and shipment timing.

In the U.S., strong fourth quarter demand resulted in lower first quarter sales, and IMC made the decision to not participate in normal industry winter fuel programs that offer fixed pricing well into the first quarter. As a result, domestic first quarter sales were below industry levels, but pricing was maximized. In addition, some customers, seeing the strengthening of DAP prices in the quarter, waited to buy, hoping to see pricing pull back.

While we're encouraged by the direction of Phosphate profitability, raw materials continued to have a negative impact on our business in the quarter. Ammonia, sulfur and natural gas cost increased a combined $23.3 million in the first quarter versus the prior year, which obviously impeded PhosFeed from posting even better turn around results than the $33 million improvement. Certainly raw material cost, as we're experiencing today, with stable pricing, will continue to support earnings improvement.

Our manufacturer ammonia cost in Louisiana, while up versus the fourth quarter, was actually down 7% versus the prior year, but this was more than offset by a 49% increase in average purchase Tampa ammonia prices at prices equivalent to market prices at $292 per metric ton. This was despite the large fall in the cost of ammonia as the first quarter progressed. The current ammonia price at Tampa of $188 per metric ton, down from a January peak of $325 per metric ton and the first quarter average of $292, this bodes well for our lower cost overall.

We note that in New Trinidad ammonia plant, with an annual capacity of more than $600,000 tons or about 80% of our annual purchases at Tampa should start initial production this fall. In addition, shipping bottlenecks in the... have been dramically reduced, increasing supply. Analysts suggest that ammonia prices, as seen in the first quarter, should not repeated in the rest of the year, and ammonia should trade in a $10 to $20 range from current levels.

Our good Potash business is fast becoming a great business, and IMC is reaping and will continue to reap the earnings benefits. IMC's Potash double digit sales in gross margin improvements in the quarter, resulting in a $65 million gross margin or $81 million gross margin excluding provincial levees, reflect both strong volume growth and higher domestic prices. Domestic and world Potash demand continues to grow dramatically and supply demand continues to tighten. In short, IMC Potash is off to a great and possibly record 2004.

The improved domestic volumes of 14% reflect improved U.S. farm income positions versus last year and, I believe, the pricing will continue to increase, giving customers the impetus to order product and be ready for the planning fees. The export volume decline was slight primarily versus a 2003 period in which increased IMC Canpotex allocations were being adjusted. In addition, Canadian rail issues negatively impacted export volumes in the first quarter.

World Potash demand continues to accelerate and Canpotex is projecting another record year, with projected volumes of 20% to 7.5 million metric tons, led by higher Chinese, Brazilian and overall Asian demand. The overall improved demand enabled IMC Potash to increase production by 12% in the quarter, helping plant operating performance and resulting in flat cost per time year over year, despite the negative impact of the Canadian dollar.

Domestic pricing strength was a principle driver for improved Potash results in the quarter and should continue to be throughout the year. Last July, IMC global raised domestic prices $10 per short ton, followed by another $7 per ton in late September, and then another $10 per short ton increase in mid-February of this year. The... cumulative effect of these price hikes has been evident both year over year and sequentially. Simply put, we have recently seen domestic realizations for MOP at levels not achieved by IMC... in many years, if ever. The current market suggests that we should see the full impact of a $10 per ton February increase in the second quarter.

Domestic demand continues to be strong as well, and our market share is up to just below 50% in North America. Export netbacks were negatively impacted in the quarter, as Reid suggested, as higher freight rates and... continue to outpace price increases. However, price increases are being implemented and accepted by customers offsetting freight cost and more. Potash export netbacks, negatively impacted by higher shipping rates, are improving and fell only 1% from the fourth quarter in the first quarter, versus a 4% and 6% declines in earlier quarters of 2003. Chipping rates have also begun to drop markedly over the last several weeks. We were optimistic the continued strong global demand, aided by falling shipping rates, will enable Canpotex to contain or support higher prices and improved netbacks in the second quarter and beyond. With low inventories and strengthening demand in major markets such as China, India and Brazil, coupled with no new world supply, 2002 will be a great year for both Potash price and volume.
As the largest producer with excess capacity... market growth, and as a low cost producer, IMC is well positioned from this strong market.

Let's turn now to the outlook for the balance of 2004 after IMC's encouraging first quarter. Worldwide agriculture and crop nutrition fundamentals remain encouraging, and give pause for optimism ahead. Rain inventories are at historical low levels, and the world's stocks to use ratio is at a near 30 year low, around 16%. We have all been witness to a rise in commodity prices with corn touching $3 per bushel, and beans flirting at time with as much as $10 per bushel. These developments have sent strong signals to farmers to plant more acres and optimize their fertilizer application rates to maximize yields.

In fact, a recent New York Times article of yesterday outlined China's drive to reduce that country's drop in grain production, signing China's importing of beans and wheat for the first time in five years. All these are added signals of a tight world grain market.

World crop nutrient demand, which increased by 3% in 2003, is forecasted by industry consultants to grow by another similar amount in 2004, which should underpin pricing strength and continue to contribute to enhanced margins for both phosphates and Potash, as we saw indications of in the first quarter. IMC remains well positioned to benefit from an overall improvement in the market and the outlook, obviously, is positive.

As I mentioned earlier, Tampa DAP spot prices have eased somewhat in recent weeks but are still close to highs not seen in years, primarily due to tighter supply and demand. Improving phosphate fundamentals have boosted DAP margins significantly, however these margins could be a cyclical higher levels if it were not for cycle high ammonia prices that we experienced in the first quarter.

We still expect China with DAP imports of slightly under $3 million metric tons in 2003, down from 4.1 million tons in 2002, to be in the low 3 million ton range in 2004. Both season ending DAP inventories in China lower shipping rates down over $10 in the last several weeks, and the need for increased domestic grain planted acres will support imports at or above this level. We're also confident that our two year contract and long term relationship with CNA and PGC, supporting strong distribution and product branding, will also support increased PhosChem DAP sales into China.

In India, significant domestic production shortfalls and increased demand due to a good monsoon season have also resulted in very low inventory levels. While India imported about 800,000 tons in 2003, up from 350,000 tons in 2002, we think prospects are for a like or even higher amount of DAP imports in 2004. The only barrier to substantially higher imports are discriminatory India government subsidies, for which there is immediately no sense of relief at this point in time. However, current falling shipping rates will also benefit export sales to India, as well.

As was the case last year, Brazil and South America overall continue to be strong markets, driven by higher soybean prices and planted acres. This was evidenced by the fact that Brazil was buying DAP and MAP over the winter months, unusual for them historically in an otherwise off-season time of the year.

Overall, we agree with industry consultants that 2004 will be yet another year of higher year over year DAT prices, higher world phosphate plant operating rates and improvements of U.S. exports of DAT.

We reiterate our view and even stronger performance from our Potash business in 2004 after a great 2003, increasing domestic prices, in some cases now at levels not seen for six years, and stronger domestic and worldwide volumes with improving cost should be a recipe for better profitability and cash flow, and possibly a record 2004.

As our first quarter suggests, our $10 per short ton MOP domestic price increase in mid-February is sticking in full as we move through the U.S. planning season. Worldwide demand for Potash remains robust, with Canpotex projecting a 20% shipment increase with higher prices.

We're seeing the rebound in the ag and fertilizer cycle, and the beginning of the positive impact it will have on our earnings. As we have indicated in the past earning calls, the strength of future performance improvement will obviously depend on the degree to which pricing and raw material costs change. In the phosphate business, the first quarter clearly showed the potential impact of improving pricing, and these positive first quarter results were with record high ammonia costs. Our strong Potash earnings in the quarter also provide a base for which higher prices and increased demand should build for a record year.

IMC's position, as the largest producer in both phosphates and Potash nutrients, as well as our leading North American market share, positions us well for growth in these markets and in our earnings. Our recent cost reduction efforts and our focus on continuous improvement, combined with our excess capacity in both nutrients, will allow us to further capitalize on these market trends.

Let's now switch our focus to the merger. We continue to believe that the improving markets of crop nutrients, and especially the cycle recovery for phosphates, remains a tremendous backdrop for our merger announcement. While we're encouraged by the marco agriculture, crop nutrient and phosphate cycle direction, we think that the announced merger of IMC with... Fertilizer business will dramatically add to future IMC shareholder value. The combination creates a leading, publicly traded global crop nutrient company, better positioned to deliver customer value and increased shareholder value. IMC shareholders will retain stock in a stronger public company to potentially reap the increased value as global ag fundamentals improve, as the phosphate cycle recovery improves, and as synergies are achieved.

Like IMC, Cargill is highly leveraged to phosphates, in fact, more than IMC as a percent of total business, offering significant potential upside to shareholders in a cycle recovery. Shareholders will also continue to reap the benefits of IMC's leading, low cost Potash business with improving fundamentals and the benefit of our excess capacity.

The transaction is expected to be accretive to IMC shareholders immediately and into the future, on top of the expected benefit IMC would enjoy from the phosphate cycle recovery if we were stand alone. The combination should result in operational synergies of over 145 million on an annual run rate basis, with a prospects for additional ongoing costs and other synergies. Such operational synergies include GNA duplication and elimination. Phosphate operational improvements in mining and manufacturing that will be significant as both parties operate in central Florida, and purchasing logistics and other synergies.

Synergy areas not included in the above operating synergies include balance sheet or interest cost reductions and revenue enhancements. The... contributing less than $50 million in debt, along with its assets and cash flow, the combined balance sheet and financial profile will be significantly stronger. ... will be improved credit ratings, improved financial ratio and greater financial and strategic flexibility. IMC's strong domestic phosphate and Potash business will be combined with Cargill's largely international franchise to form a stronger and broader global class form. It not only expands production in the United States but also in Brazil and China. More importantly, Cargill offers significant distribution platforms throughout the world.

Combined global phosphoric acid capacity share is about 14.4%, and the concentrated phosphate production capacity is about 13 million short tons. The merger will create a global leader with LTM sales at the bottom of the cycle of about 3.7 billion, the largest in North America.

Review and discussions with the department of justice are progressing nicely, and the parties continue to work cooperatively. We filed the merger S4 approximately three weeks ago with the SCC under the placeholder name Global Nutrition Solutions Inc. We continue to believe the merger will close this summer, with all of us at IMC and Cargill actively engaged in integration planning to maximize value at Newco from day one.

Our earnings release today, improving market fundamentals and the pending merger with Cargill we think positions IMC shareholders for significant current and future value creation unlike any other in the industry. With those comments, I'd like to turn it back to Dave for questions.
D. Prichard	Thanks very much, Doug and Reid. Operator, you can now begin the question and answer session.
Coordinator	Thank you. The first question will come from... Fisher.
D. Fisher
Good morning. A couple questions around phosphates. The volume is very disappointing versus what I had expected for the quarter. You said you had given up some sales in preference of price. Could you talk about what kind of tons on the ground might have been in the U.S., where you think volume in the U.S. will go for the year, then also talk about what that's done to inventory in DAP over the last three months.

R. Porter
I think I said in the comments, but it was a couple factors that we saw. One is we had strong sales both in the fourth quarter, as the industry did, but we had strong sales in the fourth quarter as well as actually in the third quarter of last year. If you look at the fertilizer year for phosphates, actually the downturn that we saw as an industry flows with the full year fertilizer industry numbers. So that was one of the reasons for our downturn in the first quarter versus the fourth quarter.

On top of that, as we stated, we made the conscience decision to not participate in winter... programs that generally start taking place in the latter part of the fourth quarter and flow for shipments into primarily January, February and sometimes even later than that, time frame into the first quarter. Generally, these shipments are done on a basis that have committed tons and pricing is committed from basically late fourth quarter pricing.

Our inventories were very low. We saw pricing in phosphates, obviously, on the up tick. We didn't have the tons to really take care of that, and we thought it made the most sense in terms of maximizing our margins. So effectively, our policy was very straight forward that we wanted to maximize our margins and place our tons where we can best position them, and that's what we did. We think it was a good move and we think it's reflected in the strength in the marketplace that we saw in the first quarter and continue to see, as well as in our first quarter results.

Our inventories are up versus last year at the end of the first quarter, but they are below five year averages, still relatively tight and very much in line. We've placed a lot of our inventory into our warehouses upriver, and we think they're well positioned to finalize, hopefully this season.
D. Fisher	So if you look out Q2, Q3 this year, where would you expect volumes to end up on the fiscal year for this year as far as phosphates go?
R. Porter	You mean the fertilizer year?
D. Fisher	No, the year end. As we're looking just comps, Q2 Q3, would you expect year over year volume numbers to be up or down this year?
S. Hoffman
The nine month fertilizer year volume to date are up about 7.3%. Interestingly, Potash is tracking at the same time frame at about 6.2% if you look at it over the nine month period. So I would expect some softening of that number in the second quarter, but still a plus year over year. I might add to Doug's comments as well that we partially offset some of the product that we didn't put in the domestic market in the first quarter because we wanted higher prices by additional volume in the export market where we were achieving higher prices. So overall, we're going to see phosphate volumes up year over year on a fertilizer year basis.
D. Fisher
Okay. Then, Steve, just your gut feel. We've had a downtick in price in DAP over the last couple weeks. You're hearing some scuttlebutt that inventories are high at the retail level, sales have not been robust. How do you handicap their probability that margin collapses, say $10 to $20 over the next couple of months.
S. Hoffman	I wouldn't put it in a collapsed category. I would say that seasonally, with typically lower shipments in the export arena to China, you would expect some softening, but I don't se it, a big move.
R. Porter
I think we've seen, in the last week, a $5 decrease in the low on DAP pricing. But as Doug mentioned, we've seen basically $100 decrease in ammonia ordered a quarter, so $100 decrease in ammonia is 29%. So on the whole, we would see some modest price erosion in DAP going forward, but not margin erosion.
D. Pertz	And if look for the full calendar year, we're still suggesting phosphate sales to be up versus 2003.
Coordinator	David Silver, your line is open.

D. Silver
Actually, I was hoping to hone in on your Potash results. You made a comment that you thought the first quarter reflected the full benefit of the fall 2003 increase, and a portion of the February 15 increase, and I was wondering if you could maybe quantify where you think current domestic Potash pricing is now currently versus let's say the first quarter average.
R. Porter
My comments were that it was a partial amount of the February increase because the February increase wasn't put in until late February and therefore we couldn't see the full impact of the increase on the tons in the first quarter. The good news is we've seen all the February increase go into effect, be accepted by the marketplace, and we are very aggressively putting forward and sticking to that pricing going forward, and sales continue to be strong. Our pricing is up well in excess of $20 versus a year ago at this point in time. So we're very confident that the full amount of the $10 February increase will be shown in the second quarter. That's great news, and volume is still very strong.
D. Silver
I appreciate that. Also in the Potash business on the cost side, I was wondering if you might be able to quantify the effect on your operating costs of the change in value with the Canadian dollar. I know that you guys do some hedging, and do you have kind of a net number for that might have done to you or operating costs or bottom line during the...
D. Pertz
Okay, well, let me start by, as we mentioned, we do hedge the Canadian dollar, and in the first quarter are effective hedge rate was about 141, which was significantly better than the quarter's average rate, and the end of the quarter rate of 130. As you know, the Canadian dollar weakened about 136 today. So basically, when you look at it, we're hedged for the rest of the year at 137, and we're pretty well locked into that, I don't have what that impact is year over years, it's significantly less than the lower rates we're recently experienced in Canada.
R. Porter	But I think what you're question really is and what we've been able offset is a year ago, we all also hedged, and our Canadian rates a year ago probably about 150.
M	He was over 150.
R. Porter
If we pick a number and we can get you the specific number, but let's saying in the first quarter we're at $152, this year we're at $141. That difference that we saw as the impact on the increase in cost in our Canadian operations, which is about $10 million.
M	Just a rough number. Does that sound about right?
D. Silver	Yes.
R. Porter
About $10 million, it looks like it's year over year based on those two hedge positions year over year. And that's what we offset in our operating improvements through absorption, cost reductions, etc.
M
I should emphasize the 12% production increase is a huge benefit because we have a high fixed cost up in our Potash minds. We basically, fully offset what was roughly a $10 million year over year for an exchange deterioration hedge to hedge, versus operating improvements.
M	I'd like to compliment the guys on continuous improvement as well, as we can continually see.
D. Fisher
If I could just indulge you for one more question, I was wondering if Reid could comment on a couple of things. First off, whether the 39-ish% tax rate that we saw in the first quarter. Should we kind of straight line that or use that as our number of 04?
M
Yes, because, frankly we're not making changes to share that rate, in light of the Cargill mergers. So the 39.7%, we'd expect that an annual effective rate in our mind. Obviously, when new coal comes along, we're going to a full structural analysis and tax rate analysis, and tax rates certainly won't be the same. It's too early to view what it will be under a new...

D. Fisher
Then just the last question. The Minority interest number of 8.5 million, if I typically track your IMC PhosFeed gross margins for operating income and relate that historically to the minority interest, it looks like the number was a little bit larger than I would have guessed this quarter. Could you comment on what might have fit in there between the gross margin from IMC PhosFeed and the minority interest calculation? Thanks.
R. Porter
What in fact happened, and frankly the Pensacola settlement, we have a confidentiality agreement and can't disclose the specific number, but in the other income, we took a charge to Pensacola and that is a 50% interest on the PLP side, or 49% interest. In addition, there was some income from a reversal of a legal reserve on a corporate... that is 100% IMC. So it really relates to that 8.8 other expense, having a higher minority interest... than you'd normally expect.
D. Pertz
The good news is that lawsuit was one of the last major legacy issues that we had outstanding and we're actually very pleased to have been able to work with the other defendants on this and get this taken care of.
R. Porter	I'd like to add to Doug's comments, that was the one litigation I was concerned about in terms of downside exposure if everything went wrong, and we're very pleased to have a tentative agreement.
Coordinator	Steve Burn, your line is open.
S. Burn
I've got a couple questions on phosphates. Is it fair to assume that your warehouses and the retailer channel was fairly full heading into Q1, given the second half of "03, your domestic shipments were up?
D. Pertz
No, it's really not a fair statement. Our inventories were extremely low going into the quarter, and most of our retailer warehouses were very low as well, and that's really what some of the first quarter fill programs do is fill that up. Our warehouses were very low, actually, through most of the quarter until the latter part of the first quarter.
S. Burn	But you did have a big Q4, so some of that domestic shipment in Q4 pulled from Q1?
D. Pertz
Yes, we said that before. But if you look at our ending inventories at the end of the year, they were very low. Very low. That's part of the reason why weren't aggressively looking at selling into the first quarter. Almost record lows.
S. Burn	Yes. But the remarks about lower priced winter fill, you're not implying that you had a competitor out there that was aggressively pricing products...
D. Pertz
I'm implying several things, a little bit of what you're suggesting, but the biggest thing I was implying is the industry practice to normally do winter fill programs, and we've often done it in the past just as other competitors have done and continue to do. I'm not trying to point it anybody else in the industry. What I'm suggesting is we made the decision not to do that this year. Those winter fill programs generally consist of committing to several months worth of inventory at set prices that are generally prices lower as you go out of the fourth quarter. Clearly, that was the case here as we saw prices ramp up fairly dramatically into the first quarter, and we were in a better position not to have participated in that and get the benefit of it. But it also negatively impacted some of our sales in the quarter because we did not pick up those carry over sales from the fourth quarter winter fill programs.
S. Burns	And the retailers saw prices going up in the fourth quarter, so they were in the market maybe a little ahead of the winter fill season.
D. Pertz	Well, it's very typical to have a winter fill program like that.
S. Burns
Okay. Then on the export side, you provided your estimate of U.S. shipments to China at being over 3 million tons. It looks like the line up over the next couple of months is a little light. Does that forecast suggest fairly heavy backend loaded?

S. Hoffman
Yes. China is seasonal. They take heavy shipments towards the spring season beginning in November, December, January, February. It tapers off in March and April as they get into their spring. First half of May it starts to pick up again, the second half May, June, July, early August as they get ready for fall and so on. So this is a relatively typical pattern.
R. Porter	I think we're going in with low inventories in China as well, going out of the season.
S. Hoffman	China had a good spring season, and inventories coming out of it will be low. That bodes well for this May through July shipping period.
D. Pertz	.... timely as well to see the New York Times article that I referenced that suggested there's a major Chinese government push to push more grain production for farmers in China as well.
S. Burns
With the freight rates starting to decline from Florida to China, do you think that might provoke the Chinese to step back in a little earlier than you expected or might they expect you to lower prices accordingly?
S. Hoffman
No, I think the Chinese will take product when they need to take product. There might be some spot sales, but I think there's a shipping schedule laid out, certainly with our contract, and those folks will take it on the schedule that they have.
D. Pertz
It's probably also premature to suggest that there's going to be more jumping in outside of the seasonal type of buying. The next buying period would be the latter part of the summer, if somebody else was going to jump in outside of the contract buys.
S. Hoffman	I agree. It's unlikely that people are going to bring DAP into China way early and then have it sit for months in a warehouse at the other end.
S. Burns
But like you said, June is usually a pretty big month, and it doesn't appear that you have much lined up for June yet. Is that on concerns of high freight rates and that might pick up now, given that the freight rates have fallen?
M
I don't know what you're looking at in terms of what you think our lineup is but we have a contract with CNA and PGC with steady shipments throughout the year that increase in the June and July period. And it's in the three or four cargo range, I don't recall right offhand what it is.
D. Pertz	In June, so that's pretty significant.
Coordinator	.... Fisher, your line is open.
D. Fisher
Jump to the Potash side. If you look, Potash Corp, their combined price increase Q1 over Q1 was about $6 for Potash. You guys did about $3 better which doesn't seem right to me because your mix of U.S. business, which was much better than foreign business, is a lot higher. Can you talk about, number one, why they might have been able to get more price, and two, to jump back to Dave's question, if you looked at the average realized price for Q1 and the realized price you're getting today, what's the delta there?
R. Porter	I'm not sure where your numbers were, but we are just below $6, sequential quarter increases.
D. Fisher
No, year over year, I was looking. So you guys were $77 this Q1, you were $74 last Q1. Potash Corp raised their prices, their delta was $6 on their Potash prices, and since you guys had a better mix being in the U.S., I would have thought that your delta was higher than theirs.

R. Porter
I don't know. We have several things, obviously, that make a difference. We have a much larger piece of our business which is industrial, and that makes a difference when we're not seeing the same type of increases there as we are in the... contract. So that's one thing. The second thing is we have K-Mag as well that's in that mix. Let's bring it back down and look to a sequential quarter, are we getting the price increases that we talked about from September through the February price increases, and that's really what we're trying to focus on. Our MOP only increase from the fourth quarter to the first quarter was just under $6 a ton. I think that then bodes well in terms of a comparable comparison. You with me?

That's part of the difference. Now if you include the other mix in there, then it gets to be closer to a little over $5, I think. I think that's the number to focus on, that we're very comfortable and confident we're getting. On top of that, the numbers we're getting in February are very similar as well. The difference is having to strip out the other things around that, such as the industrial and the K-Mag.
D. Fisher
Okay. Then if we look at what it looks like Q1 versus what we'll end up with in Q2, again, just using that $77, is it fair to think you'll get about a $3 price increase quarter over quarter into the second quarter?
R. Porter
I think we're hesitant to make projections like that, but again, we think it will be in that additional $3 to $4 range of improvement. I hate to make predictions on that in the quarter, but we're getting the full amount of the price increase on the ag side, and the volumes are doing well.
S. Hoffman
I would just add, keep in mind mix. We're really talking ag prices here, and as the ag season seasonally tapers off, then our industrial becomes a bigger part of that mix and so that changes prices month to month. But overall, prices are up very strongly out of that string of $27 worth of increases that Doug previously mentioned. If you go back to mid-year last year to this point today, it's up over $20 out of that $27. So probably a little more to go, but mix is a consideration.
D. Pertz	We have time for one more question so we close this down in an hour.
Coordinator	David Silver, your line is open.
D. Silver
I was going to ask this question to Steve, following up on a couple of other questions. In India, I guess there has just been a settlement now of the big annual PhosAcid agreement, and I was wondering if Steve could give me his impression of how he views that in terms of the price agreed upon, the volumes and especially what he thinks about the impact of having an agreement in place on the overall balance or direction of the phosphate market.
S. Hoffman
Let me address the first part. It's up about $46 or $47 year over year, I think the final number is going to shake out to be 40275. There is some financing involved in it, it comes down from 150 days to 120 days, cash against dock, so some progress was made on that front.

In terms of total volume of acid, it's about the same as last year. It looks bigger only because the privately contracted tons were brought into the mix this year. But more or less, it's about the same year over year. It remains to be seen how the government is going to establish DAP subsidies to equate to the new acid prices that the importers are going to pay, and obviously ammonia and sulfur will play into this.

As far as your question about what it means to the overall picture in the market, as Doug mentioned earlier, we're still expecting India to probably be in the 700,000 or 800,000 ton range, similar to last year—I think Doug mentioned 800—however, quite frankly, what these guys are going to do is wait for the government to tell them what kind of subsidy they can have.

If you look at the India demand overall, we would expect about 6 million tons, somewhere in that range, with a decent monsoon, a normal monsoon. We're expecting that India should produce about 5.4 million tons from their own production, leaving about a 600,000 ton gap. So if they want to replace the pipeline, they will buy at least as much as they did in the previous year. And that banks on... producing about 700,000 tons, which in my mind is a toss up.

The other thing to consider here is that inventories in India are starting out pretty low. So I think the combination of all those things will mean at least as much as last year, maybe a little more. We'll see what the Indian government does with subsidies and how consumption goes, based on the monsoon.
D. Prichard
With that, I think we've reached our time limit. We'll close down our formal call today. With that, all of us here thank you for taking part in our IMC conference call today. Have a good day. Thanks again.